[STERLING BANKS, INC. LETTERHEAD]

November 1, 2006

VIA FACSIMILE

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, D.C.20549
Attention: Jessica Livingston

Re:	Sterling Banks, Inc.
Registration Statement on Form S-4
Reg. No. 333-133649

Dear Ms. Livingston:

Pursuant to Rule 461 of the Securities Act, as amended, the undersigned Registrant hereby requests acceleration of effectiveness of the above-named Registration Statement so that it will become effective at 4:00 p.m. on November 2, 2006, or as soon as thereafter practicable.

Sincerely,

/s/ Robert H. King

Robert H. King
President, Chief Executive Officer